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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 2)

                      Wilshire Real Estate Investment, Inc.
                      -------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    971892104
                                    ---------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 8 Pages

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---------------------                                     ---------------------
CUSIP No. 971892104                   13G                 Page  2  of  7  Pages
---------------------                                     ---------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Kramer Spellman, L.P.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [ ]

------------- -----------------------------------------------------------------
     3        SEC USE ONLY


------------- -----------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
                  5      SOLE VOTING POWER

                         None
              --------- -------------------------------------------------------
 NUMBER OF        6      SHARED VOTING POWER
  SHARES
BENEFICIALLY             475,100
  OWNED BY    --------- -------------------------------------------------------
 REPORTING        7      SOLE DISPOSITIVE POWER
  PERSON
   WITH                  None
              --------- -------------------------------------------------------
                  8      SHARED DISPOSITIVE POWER

                         475,100
------------- -----------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

              475,100
------------- -----------------------------------------------------------------
    10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*


------------- -----------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              4.13%
------------- -----------------------------------------------------------------
    12        TYPE OF REPORTING PERSON*

              PN
------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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---------------------                                     ---------------------
CUSIP No. 971892104                   13G                 Page  3  of  7  Pages
---------------------                                     ---------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Orin S. Kramer

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [ ]

------------- -----------------------------------------------------------------
     3        SEC USE ONLY


------------- -----------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
                  5      SOLE VOTING POWER

                         4,000
              --------- -------------------------------------------------------
 NUMBER OF        6      SHARED VOTING POWER
  SHARES
BENEFICIALLY             475,100
  OWNED BY    --------- -------------------------------------------------------
 REPORTING        7      SOLE DISPOSITIVE POWER
  PERSON
   WITH                  4,000
              --------- -------------------------------------------------------
                  8      SHARED DISPOSITIVE POWER

                         475,100
------------- -----------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

              479,100
------------- -----------------------------------------------------------------
    10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*


------------- -----------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              4.17%
------------- -----------------------------------------------------------------
    12        TYPE OF REPORTING PERSON*

              IN
------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1(a):              Name of Issuer:
---------               --------------

                        Wilshire Real Estate Investment, Inc.,
                        formerly known as Wilshire Real Estate
                        Investment Trust, Inc. (the "Company").

Item 1(b):              Address of Issuer's Principal Executive Offices:
---------               -----------------------------------------------

                        1310 SW 17th Street
                        Portland, Oregon  97201

Items 2(a)              Name of Person Filing; Address of Principal
----------              -------------------------------------------
and 2(b):               Business Office:
--------                ---------------

                        This Statement is being filed by (1) Kramer Spellman, L.P., a Delaware limited partnership ("KS"); and (2) Orin S. Kramer, in his capacity as general partner of KS and an individual holder of common stock, par value $.0001, of the Company ("Common Stock"). KS serves as a general partner to investment partnerships and as a discretionary investment manager to managed accounts. The principal office of KS is located at 2050 Center Avenue, Suite 300, Fort Lee, New Jersey 07024, which is also the business address of Mr. Kramer.

                        The shares of Common Stock which are the subject of this Statement are held directly by investment partnerships for which KS serves as the general partner, managed accounts for which KS serves as discretionary investment manager (collectively, the "Partnerships and Managed Accounts"), and by Mr. Kramer.

Item 2(c):              Citizenship:
---------               -----------

                        Mr. Kramer is a United States citizen.

Item 2(d):              Title of Class of Securities:
---------               ----------------------------

                        Common stock, par value $.0001 per share.

Item 2(e):              CUSIP Number:
---------               ------------

                        971892104

Item 3:                 If this statement is filed pursuant to
------                  --------------------------------------
                        ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check
                        ------------------------------------------------
                        whether the person filing is a:
                        ------------------------------

                        Not Applicable.

Items 4(a)-(c):         Ownership:
--------------          ---------

                        As of December 31, 1999:

                        (1) KS had beneficial ownership of 475,100 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case may be, holding such shares of Common Stock. Such shares represent 4.13% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer.

                        (2) Mr. Kramer had beneficial ownership of 479,100 shares of Common Stock by virtue of his position as (i) general partner of KS (475,100 shares of Common Stock representing 4.13%), and (ii) an individual holder of Common Stock (4,000 shares of Common Stock representing less than 0.1%). Such shares represent 4.17% of the issued and outstanding Common Stock. Mr. Kramer has sole voting power and dispositive power over the shares of Common Stock described in (ii) above, and shares voting power and dispositive power over the shares of Common Stock described in (i) above with KS.

                        The percentages used herein are calculated based upon the 11,500,000 shares of Common Stock stated to be issued and outstanding as of October 31, 1999, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999.

Item 5:                 Ownership of Five Percent or Less of a Class:
------                  --------------------------------------------

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
                        [X]

Item 6:                 Ownership of More than Five Percent on Behalf
------                  ---------------------------------------------
                        of Another Person:
                        -----------------

                        No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds upon the sale of, shares of Common Stock, except that the respective shareholders, partners or owners, as relevant, of the Partnerships and the Managed Accounts have the right to participate in the receipt of dividends from, or proceeds upon the sale of, the shares of Common Stock held for their respective accounts.

Item 7:                 Identification and Classification of the
------                  ----------------------------------------
                        Subsidiary Which Acquired the Security Being
                        --------------------------------------------
                        Reported on By the Parent Holding Company:
                        -----------------------------------------

                        Not Applicable.

Item 8:                 Identification and Classification of
------                  ------------------------------------
                        Members of the Group:
                        --------------------

                        Not Applicable.

Item 9:                 Notice of Dissolution of Group:
------                  ------------------------------

                        Not Applicable.

Item 10:                Certification:
-------                 -------------

                        By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   February 10, 2000


                              KRAMER SPELLMAN, L.P.

                              By:   /s/ Orin S. Kramer
                                    ----------------------
                                    Name:  Orin S. Kramer
                                    Title: General Partner


                              /s/  Orin S. Kramer
                              ----------------------------
                                   Orin S. Kramer